UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 1-09487

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
ATLANTIS PLASTICS, INC.

Full Name of Registrant

Former Name if Applicable
1870 THE EXCHANGE, SUITE 200

Address of Principal Executive Office (Street and Number)
ATLANTA, GEORGIA 30339

City, State and Zip Code
PART II RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Atlantis Plastics, Inc.(the “Registrant”) requires additional time to finalize and review its Quarterly Report on Form 10-Q for quarter ended September 30, 2007 (the “Report”). The Registrant has been working diligently to prepare its consolidated financial statements for the quarter ended September 30, 2007 and such consolidated financial statements have been substantially completed. However, due to the complexities associated with accounting for the impairment of goodwill under Statement of Financial Accounting Standard No. 142 “Goodwill and Intangible Assets” as well as the effect on the Registrant’s income tax expense, the Registrant has not finalized its consolidated financial statements and is unable to file the Report within the prescribed period without unreasonable effort or expense. The Registrant expects to file the Report on or before the fifth calendar day following the date on which the Report was due.

PART IV OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Paul G. Saari	800	497-7659
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NARRATIVE
The Registrant’s results for the quarter and nine months ended September 30, 2007 reflect a non-cash goodwill impairment charge of $12.9 million . There was no such goodwill impairment in the comparable periods in, 2006.
Net sales for the first nine months of 2007 were $308.4 million, compared with $328.6 million for the comparable period of 2006. Operating loss was ($3.7) million for the first nine months of 2007 compared with operating income of $13.0 million for the same period in 2006. Net loss for the first nine months of 2007, was ($18.9) million, or ($2.29) per diluted share, compared with net loss of ($1.0) million, or ($0.12) per diluted share, for the comparable period of 2006.

ATLANTIS PLASTICS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2007	By:	/s/ Paul G. Saari

Paul G. Saari
Senior Vice President, Finance and Chief Financial Officer

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